Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750

Caution Concerning Forward-Looking Statements

The following communications include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Important Information about Proposed Reorganization

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to below as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to below as RightCHOICE, has filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction referred to above. You are urged to read the definitive proxy statement/prospectus and other documents because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@ritusa.com. RightCHOICE and its respective officers, directors, employees and agents may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the reorganization transaction. Information concerning the participants in the solicitation is set forth in the definitive proxy statement/prospectus.



RightCHOICE Managed Care, Inc.
1831 Chestnut Street
St. Louis, MO  63103-2275

PaineWebber Health Care
Analyst Presentation
11/14/00

Sales and Marketing Overview - Michael Fulk, SVP, Chief
Marketing Officer

Product Portfolio
     HMO, POS, PPO, and Indemnity
     Ancillary Products (MGA)
     Funding Alternatives (Insured, Net Cost, Minimum
     Premium, and ASO)

Market Segments
     Individual Products (< 65 and > 65)
     Small Markets (2 - 25)
     Emerging Markets (26 - 99)
     Large Markets (100 - 499)
     Strategic Markets (500+)
     Taft Hartley
     Self-Insured
     TPA/Carrier

Distribution Strategy
     Broker/Consultants
     Direct Response
     Small Group Unit
     Account Executive/Consultive Sales
     Employer Focused Marketing

Competition
     United HealthCare
     Coventry (GHP)
     Aetna
     Cigna
     Provider Sponsored Organizations

New Product Designs
     3 tier Pharmacy with $250 Deductible
     $20 Copay for Physicians
     In Network Deductibles and Expanded Copays
     Evaluating Defined Contribution

BCBS National Network Strategy
     Blue Card PPO
     Blue Card POS
     Blue Card HMO

BCBS Branding Strategy
     Local/National

Medical Management - John Seidenfeld, M.D., Corporate Medical Officer,

Slide 1:  Medical Management Overview
     ABCBS Managed Care; Vision
     Value
     Variability
     Prevention
     Ethical Care

Slide 2:  Utilization Management
     Local Dialogue
     Reduce hassle
     Physicians' manage care (PGPP - registered trademark)
     Review and educate outliers
     Concentrate on care management

Slide 3:  Management Strategy
     Medical Blueprint
     Physician Input; PCC & ICC
     Peer review and discussion
     Minimize pre-authorization; cosmetic, etc.
     Concurrent review
     Care management

Slide 4:  Medical Variability
[X-Y axis bar graph: x-axis represents cath/1000 males 45-64 and y-axis represents cities/states, an average of those
cities, the US average, and the west/ north central region
average - data below]
Chart title:  Cath/1000 Males 45-64
Boston                   11.92
California                8.45
Denver                    7.34
Indianapolis             13.99
Minneapolis               9.22
Rochester                 14.8
St. Louis                17.64
Seattle                   15.7
Avg                      12.38
US Avg                   16.43
Avg West North Central Region 16.18

Slide 5:  Medical Variability [cont'd.]
[x-y axis bar graph: x-axis represents CABG/1000 males 45-64 and y-axis represents cities/states, an average of those
cities, the US average, and the west/ north central region
average - data below]
Chart Title:  CABG/1000 Males 45-64
Boston                   3.1
California              2.66
Denver                  4.85
Indianapolis             3.9
Minneapolis             3.37
Rochester               3.35
St. Louis               6.68
Seattle                 4.69
Avg                     4.08
US Avg                  5.11
Avg West North Central Region 6.77

Slide 6:  Summary
     Relationships are important
     Help physicians make good decisions (palm technology, PGPP)
     Better understand trend drivers
     Care management

Client Services - Stuart Campbell, SVP

Slide 1:  Strategies for Superior Service
     Client-focused culture
     Mindset of continuous improvement - "do it right the first time" Employee empowerment
     Employee satisfaction/retention

Slide 2:  Strategies for Superior Service
     FACETS
     Internet
     CAQH
     Proactive member communications
     Individual Considerations Committee

Slide 3:  Service Level Indicators - PPO
                         99Q3           00Q3
Enrollment Accuracy      96.8%          98.5%
Enrollment Timeliness    75.8%          97.8%
Claims Dollar Accuracy   96.2%          98.4%
Claims Timeliness (days)  5.3            6.8
Inquiry Accuracy         92.4%          95.0%
Abandoned calls           6.3%           7.8%
SOURCE:  MTM/NMIS Reports filed with Blue Cross Blue Shield Association

Slide 4:  Service Level Indicators - HMO
                               99Q3          00Q3
Enrollment Accuracy           91.1%          97.4%
Enrollment Timeliness         47.4%          97.9%
Claims Dollar Accuracy        91.0%          97.5%
Claims Timeliness (days)      17.8            9.7
Inquiry Accuracy              94.9%          95.7%
Abandoned calls               13.0%           6.5%
SOURCE:  MTM/NMIS Reports filed with Blue Cross Blue Shield Association

Slide 5:  BlueCard Claims Timeliness
     Product is key to growth in membership
     BlueCard Index above BCBSA benchmark of 80 points for 28 of last 29 months
     Index above 90 points for 23 of 29 months
     In 1999 G&A savings were over $900,000